1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 04, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Press release on 2022/3/04:	Announcement for the convention of 2022 annual general shareholders’ meeting of Chunghwa Telecom Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 04, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Announcement for the Convention of 2022 Annual General Shareholders’ Meeting of

Chunghwa Telecom Co., Ltd.

Taipei, Taiwan, R.O.C. March 4, 2022 – The Board of Directors of Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or the “Company”), resolved to hold the Company’s annual general shareholders’ meeting (the “Meeting”) at Chunghwa Telecom Training Institute (No.168, Minzu Road, Banchiao District, New Taipei City 220, Taiwan, R.O.C.) at 9:00 a.m., Friday, May 27, 2022. The Board also approved the proposal to distribute cash dividend of NT$4.608 per share.

As provided in Article 165 of the ROC Company Act, the shareholder register shall be closed for registration of share transfer from March 29 to May 27, 2022. Any person who has acquired Chunghwa’s shares but not registered as a holder of such shares shall apply for registration with Yuanta Securities Co. Ltd. (Registrar & Transfer Agency Department) (B1, No. 210, Sec.3, Chengde Road, Taipei City 103, Taiwan, R.O.C.) before 4:30 p.m. on March 28, 2022 in person, or by registered post with the postmark date no later than March 28, 2022.

The period (the “Submission Period”) for shareholders individually or together with other shareholders holders holding at least 1% of the outstanding shares of Chunghwa to submit any shareholder proposals and director nominations to Chunghwa for voting at the Meeting is from 9:00 a.m. to 5:00 p.m. on March 12 to March 22, 2022. Each qualified shareholder or group of shareholders can submit one proposal and nomination of candidates for up to thirteen directors, including five independent directors. The proposal must be made in Chinese and not exceed 300 characters. All submissions must be submitted to the Finance Department of Chunghwa Telecom Co., Ltd. (No.21-3 Xinyi Road, Sec. 1, Taipei 100, Taiwan, R.O.C.) within the Submission Period in accordance with Article 172-1 and Article 192-1 of the ROC Company Act.

As provided under Section 4.7(b) and (c) of the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A. (“JPMorgan”) and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, holders that individually or together with other holders hold at least 51% of the ADRs outstanding at the Shareholder Record Date are entitled to submit one written proposal and propose nomination of candidates for directors for voting at the general shareholders’ meeting of the Company. The proposal must be in Chinese and not exceed 300 characters in length. Subject to any applicable provision with respect to nomination of a direct under the Article of Incorporation of the Company, the number of director candidates contained in the nomination shall not exceed the number of the directors to be elected at the general shareholders’ meeting. All submissions must be submitted to Depositary Receipts Dept. of JPMorgan Chase Bank N.A., Taipei Branch (9F, No. 106, Xinyi Road, Sec. 5, Taipei City 110, Taiwan, R.O.C.) at least five (5) business days prior to the expiry of the Submission Period.

For more information in connection with the proposal and nomination right of holders of ADRs, please refer to a form of the Deposit Agreement as an exhibit to the Company’s registration statement on Form F-6 (File No. 333-

147321) which was filed with U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

If you have any questions in connection with the Meeting, please contact the following person:

Fufu Shen

Finance Department

+886 2 2344 4634

ffshen@cht.com.tw